Glossary of Terms	Exhibit 99.1
Accident Year: accident year reporting focuses on the cost of the losses that occurred in a given year regardless of when reported. These losses are calculated by adding all payments that have been made for those losses occurring in a given calendar year (regardless of the year in which they were paid) to any current reserve that remains for losses that occurred in that given calendar year.
Agent (Independent Retail Insurance Agent): a distribution partner who recommends and markets insurance to individuals and businesses; usually represents several insurance companies. Insurance companies pay agents for business production.
Allocated loss expenses: defense, litigation, and medical cost containment expense, whether internal or external.
Audit Premium: premiums based on data from an insured’s records, such as payroll data. Insured’s records are subject to periodic audit for purposes of verifying premium amounts.
Book Value per Common Share: an expression of the value of an entity per outstanding common share, which is calculated by dividing common stockholders’ equity by the number of common shares outstanding as of a specified date. This metric is used by both investors and us in evaluating the financial strength of our company.
Catastrophe Loss: severe loss, as defined by the Insurance Services Office's Property Claims Service (PCS) unit, either natural or man-made, usually involving, but not limited to, many risks from one occurrence such as fire, hurricane, tornado, earthquake, windstorm, explosion, hail, severe winter weather, and terrorism.
Combined Ratio: measure of underwriting profitability determined by dividing the sum of all GAAP expenses (losses, loss expenses, underwriting expenses, and dividends to policyholders) by GAAP net premiums earned for the period. A ratio over 100% is indicative of an underwriting loss, and a ratio below 100% is indicative of an underwriting profit.
Credit Risk: risk that a financially-obligated party will default on any type of debt by failing to make payment obligations. Examples include: (i) a bond issuer does not make a payment on a coupon or principal payment when due; or (ii) a reinsurer does not pay policy obligations.
Credit Spread: represents the risk premium required by market participants for a given credit quality and debt issuer. Spread is the difference between the yield on a particular debt instrument and the yield of a similar maturity U.S. Treasury debt security. Changes in credit spreads may arise from changes in economic conditions and perceived risk of default or downgrade of individual debt issuers.
Customers: another term for policyholders; individuals or entities that purchase our insurance products or services.
Diluted Weighted Average Common Shares Outstanding: represents weighted-average common shares outstanding adjusted for the impact of any dilutive common stock equivalents.
Direct New Business: premiums for all new policies sold directly by the insurance subsidiaries during a specific accounting period, without consideration given to reinsurance activities.
Distribution Partners: insurance consultants that we partner with in selling our insurance products and services. Independent retail insurance agents are our distribution partners for standard market business and wholesale general agents are our distribution partners for E&S market business.
Earned Premiums: portion of a premium that is recognized as income based on the expired portion of the policy period.
Effective Duration: expressed in years, provides an approximate measure of the portfolio's price sensitivity to a change in interest rates, taking into consideration how the change in interest rates may impact the timing of expected cash flows.
Frequency: a measure of the rate at which claims occur that is generally calculated by dividing the number of claims by a measure of exposure, such as earned premium or earned exposure units.
Generally Accepted Accounting Principles (GAAP): accounting practices used in the United States of America determined by the Financial Accounting Standards Board. Public companies use GAAP when preparing financial statements to be filed with the United States Securities and Exchange Commission.
Incurred But Not Reported (IBNR) Reserves: reserves for estimated losses that have been incurred by insureds but not yet reported plus provisions for future emergence on known claims and reopened claims.
Interest Rate Risk: exposure to interest rate risk relates primarily to market price and cash flow variability associated with changes in interest rates. A rise in interest rates may decrease the fair value of our existing fixed income security investments and declines in interest rates may result in an increase in the fair value of our existing fixed income security investments.

Invested Assets per Dollar of Common Stockholders' Equity Ratio: measure of investment leverage calculated by dividing invested assets by common stockholders' equity.
Liquidity Spread: represents the risk premium that flows to a market participant willing to provide liquidity to another market participant that is demanding it. The spread is the difference between the price a seller is willing to accept to sell the asset and the price the buyer is willing to pay for the asset.
Loss Expenses: expenses incurred in the process of evaluating, defending, and paying claims.
Loss and Loss Expense Reserves: amount of money an insurer expects to pay for claim obligations and related expenses resulting from losses that have occurred and are covered by insurance policies it has sold.
Non-Catastrophe Property Losses: Losses and loss expenses incurred that are attributable to property coverages that we have written throughout our lines of business, but exclude any such amounts that are related to catastrophe losses.
Non-GAAP Operating Income: non-GAAP measure that is comparable to net income available to common stockholders with the exclusion of after-tax net realized and unrealized gains and losses on investments, and after-tax debt retirement costs. Non-GAAP operating income is used as an important financial measure by us, analysts, and investors, because the realization of investment gains and losses on sales of securities in any given period is largely discretionary as to timing. In addition, net realized and unrealized investment gains and losses on investments that are charged to earnings and the debt retirement costs could distort the analysis of trends.
Non-GAAP Operating Income per Diluted Common Share: non-GAAP measure that is comparable to net income available to common stockholders per diluted common share with the exclusion of after-tax net realized and unrealized gains and losses on investments, and after-tax debt retirement costs.
Non-GAAP Operating Return on Common Equity: measurement of profitability that reveals the amount of non-GAAP operating income generated by dividing non-GAAP operating income by average common stockholders’ equity during the period.
Reinsurance: insurance company assuming all or part of a risk undertaken by another insurance company. Reinsurance spreads the risk among insurance companies to reduce the impact of losses on individual companies. Types of reinsurance include proportional, excess of loss, treaty, and facultative.
Premiums Written: premiums for all policies sold during a specific accounting period.
Prior Year Casualty Reserve Development: Loss reserve development is the increase or decrease in incurred loss and loss expenses as a result of the re-estimation of these amounts at successive valuation dates.  Prior year casualty reserve development is casualty loss reserve development related to prior accident years.
Renewal Pure Price: estimated average premium change on renewal policies (excludes all significant exposure changes).
Retention: measures how well an insurance company retains business. Retention is expressed as a ratio of renewed over expired business, based on aggregate line of business coverages provided to our customers.
Return on Common Equity: measure of profitability that is calculated by dividing net income available to common stockholders by average common stockholders' equity during the period.
Risk: two distinct and frequently used meanings in insurance: (i) the chance that a claim loss will occur; or (ii) an insured or the property covered by a policy.
Severity: A measure of the average cost of claims that provides an indication of the amount of damage that is, or may be, inflicted by a loss. In general, severity is calculated by dividing loss and loss expenses incurred by the number of claims.
Statutory Accounting Principles (SAP): accounting practices prescribed and required by the National Association of Insurance Commissioners (“NAIC”) and state insurance departments that stress evaluation of a company’s solvency.
Statutory Premiums to Surplus Ratio: statutory measure of solvency risk calculated by dividing net statutory premiums written for the year by the ending statutory surplus.
Statutory Surplus: amount left after an insurance company’s liabilities are subtracted from its assets. Statutory surplus is not based on GAAP, but SAP prescribed or permitted by state and foreign insurance regulators.
Unallocated loss expenses: loss adjustment expenses other than allocated loss adjustment expenses.

Glossary of Terms	Exhibit 99.1
Underwriting: insurer’s process of reviewing applications submitted for insurance coverage, deciding whether to provide all or part of the coverage requested, and determining applicable premiums and terms and conditions of coverage.
Underwriting Result: underwriting income or loss; represents premiums earned less insurance losses and loss expenses, underwriting expenses, and dividends to policyholders. This measure of performance is used by management and analysts to evaluate profitability of underwriting operations and is not intended to replace GAAP net income.
Unearned Premiums: portion of a premium that a company has written but has yet to earn because a portion of the policy is unexpired.
Wholesale General Agent: distribution partner authorized to underwrite on behalf of a surplus lines insurer through binding authority agreements. Insurance companies pay wholesale general agents for business production.
Yield on Investments: Yield is the income earned on an investment, expressed as an annual percentage rate that is calculated by dividing income earned by the average invested asset balance. Yield can be calculated based on either pre-tax or after-tax income and can be calculated on the entire investment portfolio, or on a portion thereof, such as the fixed income securities portfolio.